Exhibit 99.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of March 17, 2006, has been prepared in accordance with United States generally accepted accounting principles (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide leading edge wireless wide-area modem solutions for mobile computing over cellular networks.  We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems.  Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market.  Our products are based on open standards, including the Internet protocol, and operate on the networks of major wireless operators around the world.

Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and computer aided dispatch.  We sell our products through indirect channels, including wireless operators, resellers and OEMs.

During the latter part of 2003 and throughout 2004, we experienced stronger than expected demand for our products, primarily as a result of our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne.  During this period, customer concentration increased in our revenue base.  Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in 2005 relative to 2004 as a result of:

•                  The reduction in our embedded module business volumes as a result of the completion of CDMA 1X module shipments to palmOne for its Treo 600 Smartphone at the end of 2004;

•                  Reported channel inventory at some of our channel partners that was already sufficient to meet near-term customer demand during the first quarter of 2005; and

•                  The near-term impact of increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

During 2005, our revenue decreased 49.3% to $107.1 million compared to $211.2 million in 2004.  Similarly, we incurred a net loss (including restructuring costs) of $36.5 million, or $1.44 per diluted share, in 2005 compared to net income of $24.9 million, or $0.96 per diluted share, in 2004.

In order to address this change in our business, we undertook a restructuring of our operations in June of 2005, which included exiting our Voq professional phone initiative.  Excluding the impact of restructuring and legal provisions, aggregating $19.5 million, our net loss was $17.0 million in 2005, or $0.67 per diluted share.  The result of this restructuring was a reduction in our cost structure and a greater focus on our core PC card and embedded modules business, where we already have well established market positions and believe there are significant growth opportunities.

Since the mid-year restructuring, we have focused intensely on core PC Card and embedded module opportunities for existing products, as well as new product development and business development in these areas.  This focus has allowed us to return to sequential quarterly revenue growth during the second half of the year, realizing 25% and 37% sequential growth in the third and fourth quarters respectively.  Following the restructuring, during the second half of 2005 we were also able to reduce our net loss and improve cash flow.

Despite consuming cash during 2005, our balance sheet remains strong, with $104.1 million of cash, cash equivalents and short- and long-term investments, compared to $131.8 million at December 31, 2004.  During 2005, we used $17.2 million in cash from operations, compared to 2004 when we generated $29.1 million in cash from operations.  On a quarterly basis, we reduced our cash consumption rate and returned to a positive cash flow position in the fourth quarter of 2005, generating cash from operations of $3.4 million.

We continue to believe that the long-term prospects in the wireless communications industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide.  We believe the deployment of these networks will be a catalyst to increasing the demand for wireless communications products such as those sold by us.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end users, the timely launch and ramp of our new products and our ability to compete effectively.  We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Having restructured the company around PC cards and embedded modules, we are very focused on executing our product development and business development strategies in these areas.  Specific initiatives include:

PC Cards:  We have successfully completed the development of our first UMTS/HSDPA PC card and during the fourth quarter commenced commercial shipments of this product to Cingular in North America, as well as Manx Telecom and Sunrise in Europe, making us the first company in the world to launch a fully functional UMTS/HSDPA PC card.  We have also commenced the development of the next generation EV-DO (Rev A) and HSDPA (3.6Mps) PC cards, both of which are expected to be commercially available in the second half of 2006; and

Embedded Modules:  With the announcement by several leading laptop manufacturers of their plans to embed high speed wireless wide-area capability inside laptops, we believe that the opportunity for sales of embedded modules has potentially increased significantly.   We believe we are well positioned to supply embedded modules to this market as a result of our extensive experience in the embedded module market; this has allowed us to establish an early leadership position providing embedded 3G wireless solutions to major laptop OEMs.  Our EV-DO-PCI express mini card embedded module (“Mini Card”) has been certified for operation on both the Sprint and Verizon networks.  We have design wins with Lenovo and HP for our EV-DO Mini Card and commenced commercial shipments to Lenovo in the fourth quarter of 2005, representing the first commercial deployment of an embedded 3G wireless mini card by any laptop manufacturer.  Lenovo has subsequently announced the integration of this Mini Card in two additional business laptops.  Early in the first quarter of 2006, HP announced the availability of their first laptop incorporating our EV-DO Mini Card.  In 2005, we secured designs win for our HSDPA Mini Cards with Lenovo and Fujitsu-Siemens Computers.  We expect commercial shipments of our HSDPA Mini Card to commence late in the first quarter of 2006.  Also during 2005, we commenced shipment in North America of our EM5625 EV-DO module to some of our long-time mobile computing OEM customers. One of these OEM customers, Panasonic, has subsequently integrated our EM5625 module into three of its laptop platforms.  We have also commenced the development of the next generation EV-DO (Rev A) and HSDPA (3.6Mps) Mini Cards, both of which are expected to be commercially available in the second half of 2006.

We believe these new product developments provide us with a strong, up-to-date 3G product portfolio in both principal wireless technologies and in both the PC card and embedded module markets.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2005, expressed as a percentage of revenue:

Years ended December 31,	2003	2004	2005

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	59.5	60.4	76.4
Gross margin	40.5	39.6	23.6
Expenses
Sales and marketing	11.4	9.5	14.5
Research and development, net	15.7	11.6	28.3
Administration	6.5	4.3	10.1
Restructuring and other charges	1.2	—	4.9
Integration costs	1.9	—	—
Amortization	2.3	1.2	2.8
	39.0	26.6	60.6
Earnings (loss) from operations	1.5	13.0	(37.0)

Other income	0.9	0.9	2.1
Net earnings (loss) before income taxes	2.4	13.9	(34.9)

Income tax expense(recovery)	0.2	2.1	(0.9)
Net earnings (loss)	2.2%	11.8%	(34.0% )

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2003	2004	2005

Revenue by product
PC card	70%	59%	70%
Embedded modules	21	33	13
Mobile	6	5	13
Other	3	3	4
	100%	100%	100%

Revenue by distribution channel
Wireless carriers	46%	24%	47%
OEM	22	34	14
Resellers	31	41	38
Direct and other	1	1	1
	100%	100%	100%

Revenue by geographical region
Americas	73%	89%	69%
Europe	13	6	12
Asia-Pacific	14	5	19
	100%	100%	100%

Restructuring and Other Charges

In June 2005, we announced our decision to exit our Voq professional phone initiative.  We also decided to shift some Voq resources to our core PC card and embedded modules business, where we already had well established market positions and believed there were significant growth opportunities.  As announced, we incurred restructuring and other charges associated with the exit of the program.  In addition to the exit of the Voq initiative, we implemented certain non-Voq related reductions to our operating expenses and assets as a result of the reduction in our business in the first half of 2005 and we recorded a provision for future legal costs associated with litigation matters.

In 2005, we recorded restructuring and other charges of $18.5 million that included inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Restructuring charges related to Voq were approximately $13.3 million of the total $18.5 million.  Approximately $6.3 million represented cash disbursements, of which $4.7 million were paid prior to the end of 2005.

As part of the restructuring, we reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005. For the remaining 19 employees who were on working notice,  $0.4 million was expensed as part of our operating expenses during the balance of the year. At the end of 2005 no employees remained on working notice.

In the second quarter of 2005, we also recorded a provision for legal costs of $1.0 million.  This is related to the class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California (which actions, effective December 16, 2005 were consolidated in the U.S. District Court for the Southern District of New York) for alleged violations of federal securities laws.

Results of Operations – Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue was $107.1 million for the year ended December 31, 2005, compared to $211.2 million in 2004, a decrease of 49.3%.  The decrease in revenue was due primarily to a decrease in sales of PC cards and embedded modules.  During the first part of 2005, PC card revenue decreased primarily due to reported channel inventory at some of our channel partners that was sufficient to meet near term customer demand and the impact of increased competition in CDMA EV-DO PC cards.   The competitive environment in CDMA EV-DO PC cards intensified over the course of the year, which had a negative impact on our sales of EV-DO PC cards and resulted in a loss of market share at Verizon Wireless.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.   In the second quarter of 2005 we announced our plan to exit the Voq professional phone initiative.  During 2005, revenue from the sale of previously written down Voq product was $1.5 million.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 69%, 12% and 19%, respectively, of our total revenue in 2005 and 89%, 6% and 5%, respectively, in 2004.  Our North American business has decreased significantly compared to the prior year as a result of a decline in sales of our PC card and embedded module products to certain North American customers.  As has been the case in the past several years, our business continues to be driven predominantly by short lead-time purchase orders from channels and end customers rather than by long-term, large volume commitments.  In Europe, the deployment of UMTS networks has negatively affected our GSM/GPRS sales in that region as we did not have a UMTS compatible product until the fourth quarter of 2005. This negative impact was partially offset by sales of our EDGE product.  Following the fourth quarter launch of our UMTS/HSDPA PC card and the planned launch of new UMTS/HSDPA products during 2006, we expect our sales to improve in Europe in 2006.  Our business in the Asia-Pacific region has increased as a result of strong sales of CDMA EV-DO and EDGE PC cards.

In 2005, Cingular and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 36% of our revenue.  This compared favorably with the same period last year in which two customers each accounted for more than 10% of our revenue and these two customers represented approximately 51% of our revenue.

Gross margin

Gross margin amounted to $25.3 million in 2005.  Of the total $18.5 million restructuring and other charges that were recorded in the year, $12.7 million has been deducted in calculating gross margin.  Excluding this amount, gross margin amounted to $38.0 million, or 35.4% of revenue, in 2005, compared to $83.6 million, or 39.6% of revenue, in 2004.  The decline in gross margin percentage resulted primarily from lower selling prices of our PC card products and the impact of lower volumes overall, offset slightly by the positive impact of a favorable product mix between higher margin PC cards and rugged mobiles versus lower margin embedded modules.  During 2005, gross margin on the sale of previously written down Voq product was $0.5 million, or 29.7%.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, volumes, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses were $15.6 million in 2005, compared to $20.0 million in 2004, a decrease of 22.4%.  This decline reflects the impact of our business restructuring and continued cost containment.  Sales and marketing expenses as a percentage of revenue increased to 14.5% in 2005, compared to 9.5% in 2004, due primarily to the decrease in revenue for fiscal 2005.  While managing sales and marketing expenses in relation to top-line revenue, we will continue to make selected investments in sales and marketing as we market existing products, introduce new products and expand our distribution channels and focus on key customers around the world.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $30.4 million in 2005, compared to $24.5 million in 2004, an increase of 23.8%.

Gross research and development expenses, before Government of Canada’s Technology Partnerships Canada (“TPC”) research and development funding, were $31.3 million, or 29.2% of revenue in 2005, compared to $27.2 million, or 12.9% of revenue, in 2004.  Repayment of TPC funding of $0.9 million was included in our gross research and development expenses in 2005, compared to $1.9 million in 2004.  Gross research and development expenses increased due to the development of new PC cards and embedded modules.  With our decision to exit the Voq professional phone initiative, research and development expenditures and TPC funding associated with that initiative ceased.

During 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of the Voq professional phone initiative.  The agreement is effective for development work commencing April 2003.  In 2005, funding of $0.9 million was recognized.  Funding of $2.6 million was recognized during 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  Our TPC funding is based on research and development work completed in each quarter.  Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative no further TPC funding is anticipated.

Administration

Administration expenses amounted to $10.8 million, or 10.1% of revenue, in 2005, compared to $9.0 million, or 4.3% of revenue, in 2004.  The increase of $1.8 million is primarily due to the provision of $1.0 million for future legal costs related to litigation matters and an increase in other professional fees.  In addition, administration expenses in 2004 were net of recoveries from the bankruptcy trustees of Metricom, a former customer, of $0.5 million, related to a settlement agreement, for which there was no comparable recovery in 2005.

Restructuring and other charges

During the second quarter of 2005, we decided to exit the Voq Professional Phone initiative and to implement certain non-Voq related reductions to our operating expenses and assets.  During the fourth quarter we recorded additional charges primarily related to a change in estimate of our facilities restructuring originally announced in the second quarter of 2005.  As a result, in the year we recorded restructuring and other charges of $18.5 million, consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring.  Of the total amount of $18.5 million, $5.3 million was charged to restructuring and other charges, $12.7 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $2.3 million in 2005, compared to $1.7 million in 2004.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase is due primarily to an increase in interest income from rising interest rates that was partially offset by a smaller investment balance and foreign exchange losses.

Income tax expense

During 2005 we had an income tax recovery of $0.9 million, compared to income tax expense amounting to $4.4 million in 2004.  Income tax recovery, excluding the increase in our deferred tax asset valuation allowance of $0.5 million recognized on the restructuring, was $1.4 million.  The income tax recovery is a result of the utilization of loss carrybacks to recover income taxes previously paid in 2004.

Net earnings (loss)

Our net loss amounted to $36.5 million, or loss per share of $1.44, in 2005, compared to net earnings of $24.9 million, or diluted earnings per share of $0.96, in 2004.  Our net loss in 2005, excluding restructuring and other charges of $18.5 million and the provision for future legal costs of $1.0 million, was $17.0 million, or loss per share of $0.67.

The weighted average diluted number of shares outstanding decreased to 25.4 million in 2005 as compared to 26.1 million in 2004 because dilutive securities such as stock options are excluded from the total when we are in a loss position, as is the case in 2005.

Results of Operations – Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004

During the fourth quarter of 2005, our revenue decreased 36.1% to $37.6 million, compared to $58.8 million in the same period of 2004, primarily due to a decrease in sales of PC cards and embedded modules.  PC card revenue decreased primarily due to the impact of increased competition in CDMA EV-DO PC cards, including a loss of market share at Verizon Wireless, and lower sales of legacy 2.5G products.  Embedded module revenue decreased primarily due to the completion of shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  In the fourth quarter of 2005, Cingular and Sprint each accounted for more than 10% of our revenue, and in the aggregate, these two customers represented 42% of our revenue.

Gross margin for the three months ended December 31, 2005 was 38.6%, compared to 38.8% in the same period of 2004.  Gross margins in the quarter were favorably impacted by approximately $1.2 million, or 3.2% of revenue, as a result of completing a royalty agreement with an intellectual property holder. This agreement finalized a cumulative royalty obligation that was less than we had previously expensed in our cost of goods sold.  During the fourth quarter of 2005, revenue from the sale of previously written down Voq product was $1.0 million and gross margin was $0.2 million, or 25.7% of revenue.

Operating expenses were $14.6 million in the fourth quarter of 2005, compared to $15.8 million in the same period of 2004.  This decline reflects the impact of our business restructuring and continued cost containment.  Included in our fourth quarter operating expenses were approximately $0.6 million of additional amortization of patents and licenses related to the writedown of such assets, an additional restructuring charge of $0.3 million primarily related to a change in estimate of our facilities restructuring and a positive recovery of approximately $0.7 million from insurance proceeds related to an ongoing legal proceeding.

Net earnings for the fourth quarter decreased to $0.9 million in 2005, or $0.04 per diluted share, compared to $7.3 million in 2004, or $0.28 per diluted share.  Our decline in net earnings was directly attributable to the decline in revenue and the related decline in gross margin as outlined above.

Results of Operations – Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenue

Revenue amounted to $211.2 million for the year ended December 31, 2004, compared to $101.7 million in 2003, an increase of 107.7%.  The increase in revenue was due primarily to an increase in sales of PC cards and embedded modules, including sales of products formerly sold by AirPrime.  During the year, we commenced commercial shipments of our new SmartPhone product, the Voq Professional Phone, as well as the AirCard 580 for CDMA 1xEV-DO networks, the AirCard 555R for CDMA networks in Asia, the MP555 for CDMA 1X, the MP775 for EDGE networks and the AirCard 775 for EDGE networks.  We completed shipments of embedded modules to palmOne for the Treo 600 at the end of 2004.  As a result, we expected that embedded module revenue as a percentage of revenue would decrease in the near term.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region comprised 89%, 6% and 5%, respectively, of our total revenue in 2004 and 73%, 13% and 14%, respectively, in 2003.  Our North American business increased significantly compared to the prior year as a result of strong sales of our PC card and embedded module products to North American customers.  Our North American business mix continued to be dominated by near term demand from channels rather than by long-term, large volume commitments. In Europe, the deployment of EDGE and UMTS networks gained momentum and negatively affected our GSM/GPRS sales in that region as we did have EDGE products and but did not have a UMTS product. We expected to introduce our first UMTS/HSDPA product in the second half of 2005.  In 2004, two customers individually accounted for more than 10% of our revenue and in aggregate these two customers represented 51% of our revenue.

Gross margin

Gross margin amounted to $83.6 million in 2004, compared to $41.2 million in 2003.  Our gross margin percentage was 39.6% of revenue in 2004, compared to 40.5% of revenue in 2003.  Changes in product mix resulted in a decline in margin for the year.  During 2004, we sold $0.2 million of products that had a net book value after writedowns of nil.

We expected our gross margin to continue to fluctuate from quarter to quarter as a result of changes in product mix, competitive pressures, changes in geographical mix and changes in product cost due to new product introductions.

Sales and marketing

Sales and marketing expenses were $20.0 million in 2004, compared to $11.6 million in 2003, an increase of 72.9%.  The increase was due primarily to an increase in marketing development costs and costs related to new products, such as the Voq professional phone and products for EDGE networks.  The addition of staff from the AirPrime acquisition also contributed to the increase.  Sales and marketing expenses as a percentage of revenue decreased to 9.5% in 2004, compared to 11.4% in 2003, due primarily to the increase in 2004 revenue.  We expected to continue to make significant investments in sales and marketing as we marketed existing products, introduced new products and continued to expand our distribution channels in the Americas, Europe and the Asia-Pacific region.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $24.5 million in 2004, compared to $16.0 million in 2003, an increase of 53.4%.

Gross research and development expenses, before government research and development funding, were $27.2 million or 12.9% of revenue in 2004, compared to $16.5 million, or 16.2% of revenue, in 2003.  Repayment of TPC funding of $1.9 million was included in our gross research and development expenses in 2004, compared to nil in 2003.  Gross research and development expenses increased due to the addition of staff and projects from the AirPrime acquisition and the development of new products, including EDGE products and the Voq professional phone.  We expected our gross research and development expenses to continue to increase as we invest in next generation technology and develop new products.

During 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9.5 million to support the development of a range of third generation wireless technologies.  The agreement is effective for development work commencing April 2003.  Funding of $2.6 million was recognized during 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  We expected that our TPC funding would be based on eligible research and development work completed in each quarter.

Administration

Administration expenses amounted to $9.0 million, or 4.3% of revenue, in 2004, compared to $6.6 million, or 6.5% of revenue, in 2003.  The increase of $2.4 million was due primarily to an increase in professional fees, insurance costs and the addition of staff from the AirPrime acquisition.   Included in administration expenses were recoveries from Metricom of $0.5 million in each of 2004 and 2003 that were related to a settlement agreement.

Restructuring and other charges

In 2004 we did not incur any restructuring and other charges.  In 2003, we incurred restructuring and other charges of $1.2 million as a result of our acquisition of AirPrime.  The charges included writedowns of fixed and intangible assets, severance costs for workforce reductions and a facilities restructuring charge.

Integration costs

In 2004 we did not incur any integration costs.  In 2003, we incurred integration costs of $1.9 million as a result of our acquisition of AirPrime.  The charges included costs of existing staff and contractors retained for the transition period and costs related to integration activities.  All of these employees and contractors completed their integration activities and were terminated by December 31, 2003.

Other income

Other income increased to $1.7 million in 2004, compared to $1.0 million in 2003.  Other income includes interest income, interest expense and foreign exchange gains and losses.  This increase was due to an increase in interest income from increased cash and investment balances and an increase in interest rates.

Income tax expense

Income tax expense amounted to $4.4 million in 2004, compared to $0.2 million in 2003.  Income tax expense increased primarily due to taxes payable in the United States resulting from our increased earnings.

Net earnings

Our net earnings amounted to $24.9 million, or diluted earnings per share of $0.96, in 2004, compared to net earnings of $2.3 million, or diluted earnings per share of $0.12, in 2003.

The weighted average diluted number of shares outstanding increased to 26.1 million in 2004, primarily due to the issuance of shares in August 2003 related to the AirPrime acquisition and to our public offering in November 2003, as compared to 19.0 million in the same period of 2003.

Stock-Based Compensation

In 2005, the Board of Directors approved the accelerated vesting of certain “out-of-the-money” stock options previously granted under the Company’s stock option plan to participants other than board members and executive officers of the Company. The accelerated vesting of these options had the positive effect of rewarding those eligible participants during a challenging year as well as reducing the future expense associated with those options as a result of a change in United States GAAP. Effective January 1, 2006 for the Company, United States GAAP requires the expensing in the Company’s financial statements of the fair value of all stock-based compensation arrangements, including employee stock options. The expensing of the cost of employee stock options in the financial statements is in contrast to the practice prior to January, 2006 of providing supplemental pro forma disclosure in the footnotes to the financial statements of our income (loss) after giving effect to the employee stock-based compensation charge.

In aggregate, the vesting of stock options to purchase a total of 175,650 common shares with an exercise price of US$14.25 (CAD$16.82) per share or higher, being 25% above the trading price at the time of the Board of Directors’ approval of this initiative, was accelerated and those options became exercisable as of November 2005. These options would otherwise have vested over time periods ranging up to December 2008.  The term of these options as well as their respective exercise price and number of common shares issuable on exercise remain unchanged.

By taking this accelerated vesting initiative now, a value of approximately $2.3 million is recorded as a charge in the calculation of our supplemental footnote disclosure of our pro forma income (loss) in 2005. This will result in a reduction of our otherwise calculated stock-based compensation expense of approximately $1.1 million in 2006, $1.1 million in 2007 and $0.1 million in 2008.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  The plaintiffs filed the third amended complaint on July 7, 2005.  In November of 2005, the District Court dismissed the third amended complaint, without prejudice, with respect to the Company and most of the other defendants.  The plaintiffs did not file a fourth amended complaint and sought an order from the District Court dismissing the federal actions as to all defendants, with prejudice for the purposes of final judgment, however without prejudice to the state claims in the third amended complaint.  The District Court so ordered on February 27, 2006.  The plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit on March 8, 2006. We expect that it will be several months before they file their appeal brief.  In December 2005, we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts.  On February 6, 2006, we filed a Motion to Stay the state court action pending resolution of the nearly identical federal action. We expect the Motion to Stay will be heard by the San Diego Superior Court in late March, 2006.  We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss.  We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company and certain of our current and former officers were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws.  The actions filed in the U.S. District Court for the Southern District of California have been transferred to the U.S. District Court for the Southern District of New York.  By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pretrial purposes, appointed co-lead plaintiffs in the consolidated action, and approved the selection of co-lead counsel.  The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the defendants have until early April to file their Motion to Dismiss.  We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1.0 million.  Accordingly, we accrued $1.0 million in our results of operations for the year ended December 31, 2005.

On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We were added as a defendant in existing Civil Action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  Since that date, we have reached an agreement with MLR under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio.  MLR has dismissed all claims against us in the lawsuit.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve.  We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

During the year ended December 31, 2005, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectability is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $10.7 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003.  Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss.  We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of each of 2004 and 2005 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted in the second and fourth quarters of 2005 as a result of our estimate of the net present value of the future cash outflows over the remaining lease period.  The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant.  These assumptions are influenced by market conditions and the availability of similar space nearby.  If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities was $17.2 million in 2005, compared to cash provided by operating activities of $29.1 million in 2004.  The use of cash in operating activities in 2005 primarily resulted from the loss for the year of $36.5 million as adjusted for non-cash items, inventory levels and changes in other operating assets and liabilities of $19.3 million.  Our working capital decreased from December 31, 2004 as a result of the significant decline in our business and the cash costs of the business restructuring.

Investing Activities

Cash used by investing activities was $50.0 million in 2005, compared to cash provided by investing activities of $29.4 million in 2004.  The use of cash in investing activities during 2005 was due primarily to the purchase, net of proceeds on maturity, of short-term investments of $24.7 million and the purchase of long-term investments of $14.9 million.  Expenditures on intangible assets were $2.1 million and on fixed assets were $8.3 million in 2005, compared to $2.1 million and $7.1 million, respectively, in 2004.  Expenditures on intangible assets were primarily for license fees and patents while capital expenditures were primarily for research and development equipment, tooling, computer equipment and software.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $0.1 million in 2005, compared to cash provided by financing activities of $3.0 million in 2004.  The use of cash by financing activities in 2005 was for repayment of long-term liabilities, partially offset by proceeds on the exercise of stock options.  The source of cash in 2004 was primarily from the issuance of common shares upon the exercise of stock options, offset slightly by repayments of our long-term liabilities.

As of December 31, 2005, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below.  In the near term, we expect that our cash flow from operations will be negative.  The cash costs of the June 2005 business restructuring totaled approximately $6.3 million, of which approximately $4.7 million was paid during 2005.  We believe our cash, cash equivalents and short- and long-term investments of

$104.1 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during 2006 are expected to be primarily for research and development equipment, tooling, licenses and patents.  However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of December 31, 2005:

Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2006	$2,845	$310	$3,155
2007	2,922	7	2,929
2008	2,907	—	2,907
2009	2,228	—	2,228
2010	2,219	—	2,219
Thereafter	1,343	—	1,343
Total	$14,464	$317	$14,781

We have entered into purchase commitments totaling approximately $32.8 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.   The terms of the commitment may require us to purchase approximately $32.8 million of product from certain contract manufacturers between January 2006 and March 2006.

Sources and Uses of Cash

During 2005, we had an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum.  The balance at December 31, 2005 was nil (2004 — nil).

As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments.   Our customers are typically under no contractual obligation to purchase our products.  If they do not make such purchases, our future operating cash flow will be negatively impacted.  We have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short- and long-term investments amounted to $104.1 million at December 31, 2005, compared to $131.8 million at December 31, 2004.

•                  Accounts receivable amounted to $20.5 million at December 31, 2005, compared to $22.5 million at  December 31, 2004.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime.  At December 31, 2005, there were no borrowings under this facility.

Market Risk Disclosure

During the year ended December 31, 2005, 60% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the year ended December 31,

2005, we have recorded a foreign exchange loss of approximately $1.0 million.  As we have available funds and very little debt, we have not been materially adversely affected by significant interest rate fluctuations.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date.  As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the year ended December 31, 2005, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2005 Annual Report.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

		Quarter Ended			Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005

Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986
Earnings (loss) from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net income (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

		Quarter Ended			Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Amortization	636	563	588	651	2,438
	11,612	13,474	15,112	15,789	55,987
Earnings from operations	5,190	7,441	7,930	7,057	27,618
Other income (expense)	84	(40)	405	1,251	1,700
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K.  Items affecting our quarterly results were as follows:

•                  Relative to the comparable periods in 2004, revenues decreased during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first part of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005.  Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•                  Revenues increased during 2004 and 2003 as a result of the introduction of new products, our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program.  The agreement is effective for development work commencing April 2003.  Funding of $1.4 million was recognized as a reduction to research and development expenses in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003.  Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005, no further TPC funding is anticipated.

Selected Annual Information

Years ended December 31,	2003	2004	2005

Revenue	$101,709	$211,205	$107,144
Net earnings (loss)	2,255	24,920	(36,468)
Diluted earnings (loss) per share	0.12	0.96	(1.44)
Total assets	175,868	215,594	173,980
Total current and long-term portions of long term liabilities and obligations under capital lease	3,735	3,456	3,128

Forward-looking Statements

This report contains forward-looking information. These statements are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking information.  These statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking information.  Forward-looking information reflects our current expectations.  The risk factors and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking information.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance.  Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in the year.  Our accumulated deficit at December 31, 2005 was $82.9 million.  While we had earnings from operations for each of the previous two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002.

Our ability to achieve and maintain profitability in the future will depend on, among other things, the success of our restructuring, the continued sales of our current products and the successful development and commercialization of new products. If we do not return to profitability, our total losses will increase and we may be required to further restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares.  As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  The timing of releases of our new products;

•                  The timing of substantial sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Competition from other market participants;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Concentration in our customer base; and

•                  Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter.  Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.  However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations.  We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business.   It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position.  Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance.  In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours.  We also may introduce new products that will put us in direct competition with major new competitors.  Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.  As an example, during the first quarter of 2005, one of the factors that caused a significant decline in CDMA EV-DO PC card revenue was increased competition and loss of market share.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.  In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues.  In the last three fiscal years, there have been five different customers that individually accounted for more than 10% of our revenues.  In the year ended December 31, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 36% of our revenue.  If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins.  If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier.  We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement.  Our success depends in large part on the abilities and experience of our executive officers and other key employees.  Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry.  We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives.  The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change.  Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties.  In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products.  If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies.  These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•                  The incurrence of amortization expenses; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult.  We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions.  If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property.  In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others.  In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could.  Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•    We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•    We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•    We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms.  In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•    We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.  In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties.  There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.  In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•    Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy.  We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk.  To date, we have not entered into any futures contracts.